

Trinity Capital Corporation

Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting to be Held on May 21, 2009

This notice is to inform you that the proxy materials for the 2009 Shareholders Annual Meeting are now available through Trinity Capital Corporation's website. As you have surely noted, we have again delivered your Annual Report and Proxy Statement via the Internet. We were pleased that our shareholders responded well to this change last year. We believe this means of delivery embraces our values of Innovation and Social Responsibility and will reduce waste as well as the costs associated with printing and mailing Trinity's Annual Report and Proxy Statement. This year includes an enhancement with the ability to vote on-line as well. You can find instructions for voting on-line on this Notice. You will still receive a Proxy Card in a separate mailing to be sent on or about April 20, 2009 and may complete your vote by mail or in person at the Annual Meeting. **If you vote on-line and do not wish to change your vote, please do not complete and return the Proxy Card.**

The following materials are available for review at: **http://www.lanb.com/tcc/annual.asp**



2008 Annual Report



2009 Proxy Statement



2009 Shareholder Meeting Invitation

If you wish to receive a printed copy of these documents, you must request one. There is no charge for requesting a printed copy and we will send one within three business days. Please make your request for printed materials through one of the contacts listed below. You may request materials at any time, however, to ensure delivery prior to the Annual Meeting, please make your request prior to May 15, 2009.

This communication presents only an overview of the more complete proxy materials that are available to you on the Internet. We encourage you to access and review all of the important information contained in the proxy materials prior to voting.

2009 Annual Shareholders Meeting

Shareholders of Trinity Capital Corporation are invited to the 2009 Annual Meeting.

Date: May 21, 2009

Time: 5:00 p.m.—Cocktails and Hors d'oeuvres
6:00 p.m.—Annual Meeting

Place: Hilltop House Hotel
Tyuonyi Room (Third Floor)
400 Trinity Drive
Los Alamos, New Mexico 87544

Contact Trinity Capital Corporation

If you would like to request a physical copy, do not receive a proxy card or need any assistance voting, please contact the Trinity Capital Corporation Stock Representatives, Ada Beth Carothers or Danette Clark, by telephone, e-mail or the following address:

Internet—
www.lanb.com/tcc/annual.asp

E-mail—
tcc@lanb.com

Telephone—
1-800-525-9634
Ada Beth Carothers - 505-662-1099
Danette Clark - 505-662-1036

U.S. Mail—
Trinity Capital Corporation
1200 Trinity Drive
Los Alamos, New Mexico 87544

Voting Matters

The following items are to be voted upon at the 2009 Annual Shareholders Meeting:

Item I—Election of Directors: The Board of Directors has nominating three persons to serve as Class III directors, each of whom is an incumbent director. The Nominees are: Jeffrey F. Howell, Arthur B. Montoya, Jr., and Stanley D. Primak. The Board of Directors recommends that you vote your shares **"FOR"** the director nominees.

Item II—Ratification of Auditors: Trinity's Audit Committee has selected Moss Adams, LLP to serve as our independent registered public accounting firm for the year ending December 31, 2009. We recommend you vote your shares **"FOR"** the ratification of Moss Adams, LLP.

Item III—Approval of Resolution on Executive Compensation: Trinity's Board of Directors set forth an advisory resolution endorsing the compensation program for Trinity's Named Executive Officers which states:

"RESOLVED, that the shareholders approve the compensation of Trinity's Named Executive Officers, as disclosed in the Compensation Discussion and Analysis, the compensation tables, and the accompanying narrative disclosures contained in the 2009 Proxy Statement."

This vote is advisory, meaning that it will not be binding upon the Board of Directors; however, the Compensation Committee may take into account the outcome of the vote when considering future executive compensation arrangements. The Board of Directors urges shareholders to endorse the compensation program for Trinity's Named Executive Officers by voting **"FOR"** the resolution.

How to Vote Your Shares

Shareholders of record as of the close of business on March 16, 2009, will be entitled to vote their shares at the Annual Meeting. Your vote is very important. If you are the record holder of your shares, you may vote on-line, by mail or in person at the meeting.

Voting On-line: You will need the Holder ID and Verification Code provided on the top of your Proxy Card to authenticate your identity, to vote your shares, and confirm that your vote has been properly recorded. Please have this information available and go to: www.lanb.com/tcc/annual.asp. Click on the words "Vote Here" and enter the Holder ID and Verification Code found on the opposite page. Please click on the radio buttons to select how you wish to vote on the electronic Proxy Card then click once on the "Submit" button. You will be taken back to the Annual Meeting webpage and have completed your vote. You may log on and vote 24 hours a day, 7 days a week. The deadline to vote on-line is 6:00 p.m. MST on May 21, 2008. **IF YOU VOTE ON-LINE AND DO NOT WISH TO CHANGE YOUR VOTE, PLEASE DO NOT COMPLETE AND RETURN THE PROXY CARD.**

Voting by Mail: Complete and sign the Proxy Card that will be mailed to you in a separate mailing on or about April 20, 2009, and return it in the accompanying pre-addressed envelope. No postage is required if mailed in the United States. If you do not receive a Proxy Card in the separate mailing, please contact us.

Voting in Person: If you want to vote in person, please come to the meeting. We will distribute written ballots to anyone who wants to vote at the meeting. Please note, if your shares are held in the name of your broker or fiduciary, you will need to obtain a legal proxy from your broker or fiduciary in order to vote in person at the meeting.

If you have multiple accounts, you must submit a Proxy Card or vote in person for each account to ensure all accounts are voted. Even if you plan to attend the Annual Meeting, you should vote on-line or sign and return your Proxy Card in advance of the Annual Meeting in case your plans change.

If you mark your electronic or physical Proxy Card to indicate how you want your shares voted, your shares will be voted as you instruct. If you submit a Proxy Card but do not provide voting instructions, the shares represented by your Proxy Card will be voted **"for"** all three nominees named in the Proxy Statement; **"for"** the ratification of Trinity's auditors; **"for"** the advisory resolution on executive compensation and in accordance with the judgment of the proxy holders on any other matter properly brought before the meeting and any adjournments and postponements of the meeting.